October 12, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:     Ameed Hamady

Shannon Menjivar

Division of Corporation Finance

Office of Real Estate & Construction

Re:     Simon Property Group, Inc.

Simon Property Group, L.P.

Form 10-K for the year ended December 31, 2020, filed February 25, 2021

File Nos. 001-14469 and 001-36110

Ladies and Gentlemen:

Set forth below are the responses of Simon Property Group, Inc. (“we,” “our,” “SPG” or the “Company”) and Simon Property Group, L.P. (the “Operating Partnership”) to the comments contained in the letter dated September 28, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Comment Letter relates to the Annual Report on Form 10-K for the year ended December 31, 2020 (the “Form 10-K”) of the Company and the Operating Partnership. For your convenience, the Staff’s comments are reproduced in bold type below and each Staff comment is followed by the Company’s and Operating Partnership’s response thereto. The paragraph numbers below correspond to the numbered paragraphs in the Comment Letter.

Form 10-K for the year ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 75

1.	We note the reconciliation of Combined NOI on page 77. Please tell us how you determined it was appropriate to present a measure that includes 100% of NOI related to your unconsolidated joint ventures. We refer you to Question 100.04 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. This comment is also applicable to page 18 of the quarterly financial supplement filed February 8, 2021 on Form 8-K.

Response: The Company acknowledges the Staff’s comment and has reviewed Question 100.04 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. In future filings, the Company will revise its disclosure of NOI to exclude the combination of 100% of NOI related to its unconsolidated joint ventures with its consolidated properties.

Investments in Unconsolidated Entities and International Investments Unconsolidated Entity Transactions, page 113

2.	We note that on December 29, 2020 you completed the acquisition of an 80% noncontrolling ownership interest in TRG and that you are accounting for such acquisition using the equity method of accounting. In order to better understand the Company’s accounting for this transaction please further tell us the following:

•	How the Company considered the variable interest guidance in ASC 810-10-15-14 and whether the acquisition resulted in an acquired VIE; and

•	If the acquisition did not result in the acquisition of a VIE, how the Company considered the guidance under ASC 810-10-15-8, ASC 810-10-15-8A and ASC 810- 10-15-10a such that it resulted in the Company owning 80% of the TRG group but not consolidating the TRG group

Response: The Company respectfully advises the Staff that it evaluated the acquisition of an 80% noncontrolling ownership interest in Taubman Realty Group, LLC (“TRG”), which it completed on December 29, 2020, under the referenced guidance in ASC 810, Consolidation (“ASC 810”) (both the variable interest model (“VIE”) and the voting interest (“VOE”) model) and ASC 323, Equity Method and Joint Ventures (“ASC 323”) and determined the equity method of accounting was appropriate for our investment.

The analysis below presents a summary of the relevant facts including the governance structure of TRG and our evaluation of the VIE and VOE models.

1.	Background and Summary of Conclusions

TRG is governed by a Board of Directors (the “Board”) comprised of six members: three nominated by SPG and three nominated by the Taubman Family Group (“Titanium”), which holds the remaining 20% interest in TRG.  In accordance with the terms of the Joint Venture Operating Agreement of The Taubman Realty Group LLC (the “Operating Agreement”), each Board member is entitled to one vote and major decisions of the Board require unanimous approval.

The Company evaluated the criteria in ASC 810 to determine whether the investee, TRG, is a VIE and concluded that TRG is not a VIE; the Company then evaluated TRG under the VOE model and concluded that the Company does not consolidate TRG.

In connection with its analyses, the Company identified and evaluated the activities that most significantly impact the economic performance of TRG, each of which constitutes a major decision requiring unanimous approval of all Board members under the Operating Agreement. These activities that most significantly impact the economic performance of TRG are as follows:

•	approval of the annual budget;

•	approval of capital expenditures that exceed corresponding amounts set forth in the annual budget by $10 million or more;

•	sale, acquisition and purchase of any assets, land or property that exceed $10 million in aggregate;

•	entering into any financing activities that exceed $10 million in aggregate; and

•	entering into any material lease contract (as defined in the Operating Agreement).

As the activities that most significantly impact the economic performance of TRG require unanimous approval of all Board members, the Company concluded that power is shared by SPG and Titanium and that SPG does not control, and therefore does not consolidate, TRG.

2.	Variable Interest Entity Model Considerations

The Company determined that TRG is within the scope of the VIE model set forth in ASC 810 and that the Company’s equity investment therein represents a variable interest. The Company then analyzed the accounting for its investment considering the variable interest guidance in ASC 810-10-15-14 and, specifically, whether TRG represents a VIE.

Under this guidance, an entity is a VIE if:

a)	The total equity investment at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. (Remaining criteria in 14a excluded for brevity.)

The Company’s $3.1 billion contribution in exchange for 80% equity interest in TRG is considered equity at risk as the 80% equity interest participates in both profits and losses of TRG. TRG has approximately $4.0 billion of equity at risk in total (including that of Titanium). As of the assessment date, TRG was generating positive cash flow and had been profitable for the past several years. In addition, TRG is financed with third-party debt and Series A Preferred Units that are consistent with the capital structures of similar entities and which provide no additional governance rights. These instruments carry market terms and TRG does not require additional subordinated financial support from its equity holders or a third party. Accordingly, the Company concluded that TRG is well capitalized and its current equity at risk of $4.0 billion is sufficient to finance its activities; therefore, TRG is not a VIE under this criterion.

b)	As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:

1.	The power, through voting rights or similar rights, to direct the activities of a legal entity that most significantly impact the entity’s economic performance.

2.	The obligation to absorb the expected losses of the legal entity.

3.	The right to receive the expected residual returns of the legal entity.

When evaluating this criterion, the Company considered the purpose of TRG, which is to invest in and develop shopping centers in the United States and Asia. TRG was financed by contributions from its equity investors and was designed to manage operational risk stemming from the real estate and its operations, the resulting losses of which, if any, are absorbed by any residual returns which are required to be distributed to the equity investors according to their respective ownership as contemplated in ASC 810-10-15-14(b)(2-3).

As a limited liability company, TRG has characteristics of both a corporation and a partnership. However, with respect to governance and control over activities most significantly impacting the economic performance of TRG, it has a corporate-style Board requiring unanimous approval by all Board members, rather than a managing member with the functional equivalence of a general partner, indicating that TRG is more like a corporation than a partnership. The Company therefore applied the guidance in ASC 810-10-15-14(b)(1)(i) for evaluating the power to direct the activities of a corporation.

As noted in the “Background and Summary of Conclusions” section above, the Company identified and evaluated the activities that most significantly impact the economic performance of TRG. When concluding that approval of the annual budget constitutes an activity that most significantly impacts the economic performance of TRG, the Company considered the substance of the approval, including: (i) the detailed revenue and cost information set forth for each individual property; (ii) the consistent review by the Board of budget to actual results at the individual property level; (iii) any amendment to the budget must be proposed by the Chief Executive Officer of TRG; and (iv) the annual budget and any proposed modifications thereto must be unanimously approved by the Board.  The Company also considered the transactional approvals identified as activities that most significantly impact the economic performance of TRG. These activities (capital expenditures, acquisitions or dispositions, financing and leasing) represent key decisions with respect to the strategy, operations and capitalization of the assets held by TRG. The related thresholds were deemed to be meaningful to the overall capital allocation of TRG and were designed to drive unanimous approval of significant actions in addition, or supplemental, to those contemplated within the recurring operating budget approval process.

Other decisions that do not constitute major decisions are made within the context of the approved budget and are executed by Titanium as the day-to-day manager of TRG within the confines of the approved budget.  Accordingly, the Company concluded the Board’s powers were substantive and are shared amongst the venture partners as the major decisions require unanimous approval of all Board members. In addition, there is no tiebreaking mechanism in the Operating Agreement.

As such, the Company concluded that TRG’s equity investors, as a group, have the characteristics of a controlling financial interest and TRG is not a VIE under this criterion.

c)	The equity investors as a group also are considered to lack the characteristic in (b) (1) if both of the following conditions are present:

1.	The voting rights of some investors are not proportional to their obligations to absorb the expected losses of the legal entity, their rights to receive the expected residual returns of the legal entity, or both.

2.	Substantially all of the legal entity’s activities either involve or are conducted on behalf of an investor (and certain of that investor’s related parties) that has disproportionately few voting rights.

SPG appoints three of six directors to the Board and therefore holds 50% of the voting rights, which is not proportional to its 80% equity interest in TRG. Because of this, the Company further evaluated whether substantially all of TRG’s activities are conducted on SPG’s behalf under ASC 810-10-15-14(c)(2).

In connection with the evaluation, the Company considered the following:

•	TRG’s operations are substantially similar in nature to the activities of both of the investors;

•	TRG’s operations are not more important to SPG than Titanium as the venture constitutes approximately 8.8% of SPG’s total assets as of June 30, 2021 and 5.3% of SPG’s funds from operations for the six months ended June 30, 2021 while comprising substantially all of Titanium’s holdings;

•	SPG and Titanium hold shared power over TRG’s most significant activities; with neither investor holding greater influence or decision-making rights over any major decision. SPG’s influence or participation in the operational decisions does not extend beyond the Board level;

•	The Titanium investor group holds the unilateral ability to appoint the Chief Executive Officer of TRG, which is a member of the Taubman Family Group. No employees of SPG are actively involved in managing the operations of TRG;

•	SPG is not required to fund operating losses of TRG and TRG is not economically dependent on SPG;

•	SPG only has a limited call option to purchase Titanium’s interest at fair value (and as such the call option is not considered a fixed price or “deeply in the money” option). Further, the call option is triggered only after two major decisions within an 18-month period that (a) result in deadlocks between the investors, (b) necessitate third-party arbitration, and (c) are resolved in SPG’s favor; thus the call option functions more as a protective right for SPG’s investment. As no such instances have occurred, SPG does not have the ability to exercise these limited rights;

•	Titanium’s put right to SPG is based on fair market value and is not “deeply in the money” and may only be exercised by Titanium beginning 24 months after the December 2020 transaction date; and

•	There are no other arrangements or activities between SPG and TRG or Titanium (e.g., leases, product or service contracts, stock compensation, etc.) that provide more than a nominal benefit to the Company.

With respect to the above considerations, the Company concluded that substantially all of TRG’s activities do not involve or are not conducted on behalf of SPG, and TRG is not a VIE under this criterion.

As a result of the above analysis, the Company concluded that TRG is not a VIE.

3.	Voting Interest Model Considerations

SPG then evaluated TRG under the VOE model, which focuses on whether there is a controlling financial interest through voting and governance. While the Company has 80% of the equity, the Company only has 50% of the vote and Titanium clearly has participating rights via the governance structure.

Specifically, SPG only holds three out of six board seats, which represents 50% of the voting interest. As previously discussed, SPG does not unilaterally control any of the activities that most significantly impact the economic performance of TRG.

SPG further contemplated whether there are any potential rights under either Titanium’s put right or the limited SPG call right as provided within the Operating Agreement that could influence whether the Company holds a controlling financial interest.

Per EY Financial Reporting Developments (FRD): Consolidation Section 11.2.5 (emphasis added),

The Voting Model does not directly address potential voting rights. However, we believe the effect of options, warrants, preferred stock and conversion privileges generally should not be considered in determining whether an investor has ownership of a majority of the voting interests or a majority of the kick-out rights of a voting interest entity.

In certain circumstances, the terms and conditions of an instrument that provides potential voting rights may require further consideration of the substance of the arrangement (e.g., a fixed-price call option that is deep in the money with little economic outlay required to exercise) to determine whether the entity is a voting interest entity or a VIE. This determination would depend on a careful evaluation of the facts and circumstances.

Accordingly, the effect of instruments with contingently exercisable provisions generally should not be considered in determining whether an investor has ownership of a majority of the voting interests or a majority of the kick-out rights of a voting interest entity and the existence of potential voting rights does not provide its holder with power. As such, an instrument that is contingently exercisable should not be included in the analysis of power until it is exercised or settled.

With respect to TRG, each of these potential rights are only exercisable after the occurrence of certain events, only after a specified period following the consummation of the transaction and, with respect to the call right, only in limited circumstances. These potential rights are not currently exercisable. In addition, these potential rights are priced at fair market value and are not considered “deeply in the money.” As such, based on the above, SPG determined these potential rights should not be considered in the analysis upon acquisition of this investment and would not impact the analysis of control until executed or settled.

Therefore, the Company concluded under the VOE model that SPG does not have a controlling financial interest in TRG and the equity method of accounting is applied to its investment in TRG.

We appreciate your assistance, and should you need any additional information, please feel free to contact me at (317) 685-7359, or in my absence, our General Counsel, Steven E. Fivel at (317) 263-7962.

Very truly yours,

Simon Property Group, Inc.

By:	/s/ Brian McDade
	Name:	Brian McDade
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

Simon Property Group, L.P.

By:	Simon Property Group, Inc.
Its general partner

By:	/s/ Brian McDade
	Name:	Brian McDade
	Title:	Executive Vice President, Chief Financial Officer and Treasurer